UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

                                                Tri City Bankshares Corporation
(Name of Issuer)

                                                   Common Stock, $1.00 Par Value
(Title of Class of Securities)

                                                                      895364107
(CUSIP Number)

Benjamin G. Lombard
Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 2100
Milwaukee, WI 53202
                                                                     414-298-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                                                 December 3, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 895364107		13D	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Agatha T. Ulrich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 117,856.3

	8.	Shared Voting Power 161,623.4

	9.	Sole Dispositive Power 117,856.3

	10.	Shared Dispositive Power 4,638,760.2

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,756,616.5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 53.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 895364107	13D	Page 3 of 8

Item 1. Security and Issuer
This Amendment No. 6 to Schedule 13D (this "Schedule 13D) relates to Common Stock, par value $1.00 per share ("Common Stock"), of Tri City Bankshares Corporation (the "Company").  The principal executive offices of the Company are located at 6400 South 27th Street, Oak Creek, Wisconsin 53154.

Item 2. Identity and Background

This Schedule 13D is being filed by Agatha T. Ulrich, a United States citizen, whose principal business address is 6400 South 27th Street, Oak Creek, WI 53154.  Mrs. Ulrich's principal occupation is a Director of N.D.C., LLC and a Director of the Company, a bank holding company in Wisconsin.

During the last five years, Mrs. Ulrich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state or securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As of December 3, 2007, Mrs. Ulrich beneficially owns 4,756,616.5 shares of Common Stock.  Mrs. Ulrich's beneficial ownership includes 1,530 shares of Common Stock held directly by Mrs. Ulrich and 126,864 shares of Common Stock held by the Agatha T. Ulrich 2004 Intangible Asset Management Trust (the "2004 Intangibles Trust").  The consideration for such shares that were acquired by Mrs. Ulrich in open market or privately negotiated transactions or otherwise was paid from Mrs. Ulrich's personal assets.  Mrs. Ulrich's beneficial ownership also includes 3,855,640.972 shares held under a Stockholders' Agreement with certain family members and related entities and 621,496 shares held under a Stockholder's Agreement with William Gravitter and his transferees (collectively, the "Stockholders Agreements").  Mrs. Ulrich may be deemed to have shared investment power with respect to such shares.  Mrs. Ulrich has a right of first refusal in connection with shares subject to the Stockholders Agreements.  If, pursuant to either of the Stockholders Agreements, Mrs. Ulrich exercises her rights to purchase additional shares of Common Stock, the funds for such purchases will come from Mrs. Ulrich's personal assets.  Mrs. Ulrich's share ownership includes 34,759.384 shares held by N.D.C., LLC of which Mrs. Ulrich is the controlling member.  The consideration for such shares was paid from the assets of N.D.C., LLC.  Mrs. Ulrich's share ownership also includes direct ownership of 116,326.3359 shares held by the Agatha T. Ulrich IRA, which she acquired as a beneficiary of Mr. Ulrich's IRA following Mr. Ulrich's death.

CUSIP No. 895364107	13D	Page 4 of 8

Item 4. Purpose of Transaction

On December 22, 2006, Mrs. Ulrich transferred 1,500,000 shares of Common Stock from the 2004 Intangibles Trust to Mrs. Ulrich individually.  Additionally, the trustees of the Agatha T. Ulrich Marital Trust (the "Marital Trust") transferred 1,500,000 shares of Common Stock from the Marital Trust to Mrs. Ulrich individually.  Immediately following the receipt of the shares, Mrs. Ulrich transferred the aggregate amount of 3,000,000 shares to the Ulrich Voting Trust (the "Ulrich Voting Trust") and Mrs. Ulrich made a gift of the voting trust certificates representing the shares subject to the Ulrich Voting Trust for the benefit of her children.  The three trustees of the Ulrich Voting Trust, currently David A. Ulrich, Jr., Kathleen L. McGarry and Thomas G. Ulrich, each of whom is a child of Mrs. Ulrich, acting by majority action, have the authority to vote such shares in their discretion.  As a result, Mrs. Ulrich no longer has voting or dispositive power as to those 3,000,000 shares.  Mrs. Ulrich may, however, be deemed to have shared investment power with respect to such shares, since Mrs. Ulrich has a right of first refusal in connection with all shares subject to the Stockholders Agreements, including those in the Ulrich Voting Trust.

              On June 14, 2007, Mrs. Ulrich gifted 20 shares to a member of her family.  On December 3, 2007, Mrs. Ulrich also gifted a total of 26,600 shares to various members of her family.  In both cases, such shares remain subject to the family Stockholders' Agreement, and thus remain beneficially owned by Mrs. Ulrich.  Since such shares were a gift by Mrs. Ulrich, there was no consideration paid for their transfer.

              The Stockholders Agreements are intended to regulate the sale or other disposition of certain shares in order to assure continuity of management by precluding interference from third parties.  Mrs. Ulrich may also, among other things, acquire additional shares (in open market or privately negotiated transactions or otherwise) or dispose of shares on terms acceptable to Mrs. Ulrich from time to time.  Mrs. Ulrich reserves all rights with respect to any future plans or proposals.

Except as described above, as of the date of this filing, Mrs. Ulrich does not have any plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Company;
(f)	Any other material change in the Company's business or corporate structure;
(g)	Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

CUSIP No. 895364107	13D	Page 5 of 8

Item 5. Interest in Securities of the Issuer

(a)-(b)  As of December 3, 2007, Mrs. Ulrich beneficially owns 4,756,616.5 shares of Common Stock.  These shares represent approximately 53.5% of the outstanding Common Stock based on 8,884,045 shares of Common Stock outstanding as reported in the Company's quarterly report in Form 10-Q for the period ended September 30, 2007 as filed with the Securities and Exchange Commission on November 14, 2007.

The shares beneficially owned by Mrs. Ulrich as of December 3, 2007 consist of the following:

(1)            1,530 shares directly held by Mrs. Ulrich as to which she has sole voting and investment power.

                (2)            126,864 shares held by the 2004 Intangibles Trust over which Mrs. Ulrich has shared voting and investment power with the three trustees of the 2004 Intangibles Trust as a result of Mrs. Ulrich's right to cause a distribution of the shares of Common Stock in the 2004 Intangibles Trust.

(3)            34,759.384 shares held by N.D.C., LLC of which Mrs. Ulrich is the controlling member and has shared voting and investment power.

(4)            3,855,640.972 shares held under a Stockholders' Agreement with certain family members and related entities and 621,496 shares held under a Stockholder's Agreement with William Gravitter and his transferees over which Mrs. Ulrich may be deemed to have shared investment power with respect to such shares.

                (5)             116,326.3359 shares held in the Agatha T. Ulrich IRA over which she has sole voting and investment power.

(c)            On December 3, 2007, Mrs. Ulrich gifted a total of 26,600 shares to various members of her family. Such gifted shares remain subject to the family Stockholders' Agreement, and thus remain beneficially owned by Mrs. Ulrich. Since such shares were a gift by Mrs. Ulrich, there was no consideration paid for their transfer. Other than these gifted shares which have been reported to the SEC in the Form 4 filed in December, Mrs. Ulrich has not made any transactions in Common Stock during the sixty days prior to December 3, 2007.

(d)            Not applicable.

(e)            Not applicable.

CUSIP No. 895364107	13D	Page 6 of 8

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

One Stockholders' Agreement provides that certain family members of Mrs. Ulrich and related entities must offer the shares owned by them to David A. Ulrich, Sr. before the shares can be transferred to third parties (other than specified family members and trusts).  The rights under this Agreement are considered marital property such that, upon Mr. Ulrich's death, one-half succeeded to Mrs. Ulrich, individually, and one-half to the Agatha T. Ulrich Marital Trust.  In connection with any proposed transfer, Mrs. Ulrich has the first right to purchase one-half of any such shares at the lesser of the proposed sale price (in case of a proposed sale of the shares) or the price based on the fair market value of the Common Stock determined as provided in the Stockholders' Agreement (75% of such amount in the case of a seizure or sale by legal process or any transfer by operation of law).  Shares not purchased by Mrs. Ulrich are then offered first to the Agatha T. Ulrich Marital Trust and then to specified family members and related entities and/or permitted transferees.  Purchasers under the Stockholders' Agreement have the option to purchase the shares in five equal annual installments, with interest, with the first installment payable at closing.

Under the other Stockholder's Agreement, William Gravitter, another shareholder of the Company, and his transferees must offer one-half of the shares owned by them to Mr. Ulrich, before the shares can be transferred to third parties (other than certain gifts).  The rights under this Agreement are also considered marital property such that, upon Mr. Ulrich's death, one-half succeeded to Mrs. Ulrich, individually, and one-half to Agatha T. Ulrich Marital Trust.  In connection with any proposed transfer, Mrs. Ulrich has the first right to purchase one-half of any such shares at the weighted average of the per share price for all sales of the Company's common stock through the public market during the sixty days preceding the seller's notice.  Shares not purchased by Mrs. Ulrich are then offered to the Agatha T. Ulrich Marital Trust.  Purchasers under the Stockholder's Agreement must pay cash at closing.

CUSIP No. 895364107	13D	Page 7 of 8

Item 7. Material to Be Filed as Exhibits
Exhibit No.	Description

1.	Stockholders' Agreement dated March 1, 1995 (incorporated by reference to Exhibit No. 1 of Mrs. Ulrich's Schedule 13D filed with the SEC on January 9, 2002.)
2.
Stockholders' Agreement dated November 27, 1992 between David A. Ulrich and William Gravitter (incorporated by reference to Exhibit No. 2 of Mrs. Ulrich's Schedule 13D filed with the SEC on February 17, 2004.)

CUSIP No. 895364107	13D	Page 8 of 8

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 13, 2008	/s/ Agatha T. Ulrich Agatha T. Ulrich

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)